EXHIBIT 99.2

R.V.B. HOLDINGS LTD.

1 Ha’Ofeh Street, Kadima-Tzoran, P.O. Box 5051, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 26, 2016

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”, or the “Board”) of R.V.B. Holdings Ltd. (the “Company”, “we”, “our”, “us”, or “RVB”) for use at our annual general meeting of shareholders (the “Meeting”) to be held at the offices of Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv, Israel, on September 26, 2016, at 10:00 a.m. (Israel time), or at any adjournment thereof. The record date for determining which of our shareholder is entitled to notice of, and to vote at, the Meeting is as of the close of business on August 24, 2016 (the “Record Date”). As of the Record Date, we had 10,000,000 of our ordinary shares, no par value (the “Shares”) outstanding and entitled to vote.

At the Meeting, the shareholders of the Company are being asked to consider and resolve for:

1.	Approval and adoption of Amended and Restated Articles of Association of the Company, in the form attached hereto as Appendix A (the “Amended Articles”);

2.	Approval of changing the name of the Company to “EViation Ltd.” or such similar name as may be approved by the Israeli Registrar of Companies;

3.	Approval as required under §267 and §275 of the Israeli Companies Law, 1999-5759 (the “Israeli Companies Law”), of the proposed compensation package for Mr. Omer Bar-Yohay. A summary of the proposed compensation terms is included under Proposal no. 3;

4.	Approval as required under §267 and §275 of the Israeli Companies Law, of option grants to certain non-executive directors of the Company as set forth on Appendix B attached hereto, under the new Employee Share Option Plan adopted by the Board (the “ESOP”), such grants to be made following the approval of the ESOP by the Israeli Income Tax Authority;

5.	Approval as required under §267 and §275 of the Israeli Companies Law and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability, as described in proposal no. 5 hereunder;

6.	Approval as required under §267 and §275 of the Israeli Companies Law of amended indemnification agreements between the Company and its officers and directors, in the form attached hereto as Appendix C;

7.
Approval of the appointment of the CPA firm Somekh Chaikin (KPMG Israel) as the independent auditors of the Company and authorization of the Company’s management to negotiate and conclude the remuneration of such auditors and the other terms of their retention;

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals no. 3, 4, 5 and 6, your shares will not be voted for Proposals no. 3, 4, 5 and 6.

At the Meeting, management shall also present and discuss the following major developments in the Company’s business:

1.	Presentation and discussion of the acquisition (at cost) and assumption by the Company’s subsidiary, EViation Tech Ltd. (the “Subsidiary”), for the purpose of developing and commercializing electric propulsion aviation (the “Business”), of all rights and obligations acquired and/or entered into on behalf of the Subsidiary prior to its formation, all in the framework of entrepreneurial activity in the Business by certain controlling shareholders of the Company (the “Prior Entrepreneurial Activity”).

2.	Presentation and discussion of the Company’s entrance on July 17, 2016 into a Loan and Credit Agreement, as ratified by the audit committee of the Company (the “Audit Committee”) and the Board on August 15, 2016, with the controlling shareholders of the Company, Aviv Tzidon and Magic Stones Ltd. (“Controlling Shareholders”) pursuant to which they loaned a total of $500,000 to the Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. As security for such loan, the Company granted to the Buyers a specific lien and security interest on all of the shares of the Subsidiary held by the Company. The loan may be repaid by the Company at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding the on-going operations of the Company

3.	Presentation and discussion of the Subsidiary’s entrance on July 17, 2016 into a Loan and Credit Agreement, as ratified by the Audit Committee and the Board on August 15, 2016, with the Controlling Shareholders pursuant to which they granted a credit line to the Subsidiary of up to a total of $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000. Accrued interest is payable annually. As security for amounts owing under the credit line, the Subsidiary granted to the Controlling Shareholders a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned by the Subsidiary at any time. An event of default on any one of the loan made to the Company and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line.

4.	Presentation and discussion of the Service Agreement between the Company and the Subsidiary and Phinergy Ltd., a company in which Aviv Tzidon is an interested party, for procurement by the Company and the Subsidiary of financial management services, a sublease for office space to be used by the Subsidiary, administrative services and human resources services. All of such services are provided by Phinergy on at ‘at cost’ basis determined by a formula set out in the Services Agreement. The monthly rent for the premises to be used by the Subsidiary is currently NIS 8,040.

Under the Israeli Companies Law-1999,5759, and regulations promulgated hereunder, the Loan and Credit Agreement requires the approval of the Company's Audit Committee and Board of directors. Proxy

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 26, 2016. We will bear cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares of the Company (“Shares”) covered thereby in accordance with the instructions of the shareholder executing the proxy.

With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote either in favor of or against each of the proposals, or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate an “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by any of the following: (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 24 hours prior to the Meeting; (iii) voting in person at the Meeting; or (iv) requesting the return of the proxy at the Meeting.

Legal Quorum

Each Share is entitled to one vote on each matter to be voted upon at the Meeting. Subject to the Company's articles of association, two or more shareholders present in person or by proxy (“Present Shareholders”) and holding or representing together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. At such adjourned Meeting any number of Shareholders shall constitute a quorum for the business for which the original Meeting was called.

As certain of the Company’s officers and directors are considered controlling shareholders of the Company, approval of Proposals 3- 6 will require, pursuant to §275 of the Israeli Companies Law, the affirmative vote of at least a majority of the Shares voted on the matter, and the fulfillment of one of the following two conditions: either (a) the majority voting for the resolution must include at least a majority of the total number of Shares voted by Present Shareholders who do not have personal interest in the Proposal (“Disinterested Shareholders”) (abstention votes by Disinterested Shareholders are not taken into account in counting the above-referenced votes); or (b) the total number of Shares voted against such proposal by Disinterested Shareholders must not exceed two percent (2%) of the total voting rights in the Company.

In addition, approval of Proposals 3 - 6 will require, pursuant to §267 of the Israeli Companies Law, the affirmative vote of a simple majority of the Shares voted on the matter, and the fulfillment of one of the following two conditions: either (a) the majority voting for the resolution must include at least a majority of the total number of Shares voted by Disinterested Shareholders who are not controlling shareholders or that have a personal interest in the approval of the compensation policy of the Company (“§267 Disinterested Shareholders”) (abstention votes by §267 Disinterested Shareholders are not taken into account in counting the above-referenced votes); or (b) the total number of Shares voted against such proposal by §267 Disinterested Shareholders must not exceed two percent (2%) of the total voting rights in the Company.

Approval of Proposals 1, 2 and 7 will require the affirmative vote of at least a majority of the Shares voted on the matter.

For this purpose, “personal interest” is defined as a personal interest of a shareholder or its attorney-in-fact in the approval of an act or transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); or (ii) the personal interest of a corporate entity in which a shareholder or any of his/her aforementioned relatives serves as a director or as the chief executive officer, owns at least 5% of its issued share capital or its voting rights, or has the right to appoint a director or the chief executive officer – but excluding a personal interest arising solely from one’s ownership of equity in a company.  Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ilan Gerzi, Adv., at Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Position Statements must be submitted to the Company no later than September 15, 2016.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT INCORPORATES

ADDITIONAL INFORMATION

This proxy statement incorporates by reference important additional information about the Company from documents that are not included in or delivered with this proxy statement. This information is available to you without charge, excluding all exhibits to such documents unless the Company has specifically incorporated by reference an exhibit in this proxy statement. For a more detailed description of the information incorporated by reference into this proxy statement, see the section entitled “Where You Can Find More Information” on page 24 of this proxy statement.

You may obtain copies of this information by requesting it in writing or by telephone (+972 (0)8 913 7934) from the Company at the following address:

1 Ha’Ofeh Street Kadima-Tzoran, P.O. Box 5051, Israel 6092000
info@eviation.co

PLEASE REQUEST DOCUMENTS FROM THE COMPANY NOT LATER THAN SEPTEMBER 1, 2016, IN ORDER TO RECEIVE THEM BEFORE THE MEETING.

RVB shareholders should rely only on the information contained in, or incorporated by reference into, this proxy statement in deciding how to vote on the proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement. This proxy statement is dated August 26, 2016. You should not assume that the information contained in, or incorporated by reference into, this proxy statement is accurate as of any date other than that date.

This proxy statement does not constitute a solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such solicitation in such jurisdiction. Information contained in this proxy statement regarding RVB has been provided by RVB, and information contained in this proxy statement regarding the Subsidiary has been obtained from the Subsidiary.

PRESENTATION - BACKGROUND

R.V.B. Holdings Ltd., formerly B.V.R. Systems (1998) Ltd. (“BVR”), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan.  BVR commenced operations as an independent company effective as of January 1, 1998. In November 2009, BVR sold substantially all of its assets and liabilities, including the brand name “B.V.R.”, to Elbit Systems Ltd. (“Elbit”) and following the sale changed its name in January 2010 to R.V.B. Holdings Ltd.  RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. (“Greenstone”) purchased a controlling interest in RVB from A.O. Tzidon (1999) Ltd. and Aviv Tzidon.

On April 2, 2015, the Tel Aviv District Court (the “Court”) granted Greenstone’s petition, due to the financial and business condition of the Company, to appoint Adv. Mordechai Shalev as the temporary receiver of the Company (the “Temporary Receiver”), with a mandate to identify and liquidate the Company’s assets and to investigate its conduct. The Temporary Liquidator may be granted additional powers as may be determined by the Court.

On October 28, 2015, the Temporary Receiver filed with the Court an agreement for the sale of the Company (the “Agreement”) by way of a share issuance to Aviv and Magic Stones (collectively, the “Buyer”) in consideration for payment of NIS 600,000 by the Buyer. The Agreement was reached following a ‘request for instructions’ (RFI) procedure carried out by the Temporary Receiver to sell the Company as a “shell company”, free and clear from all assets and obligations of any kind.

On February 2, 2016, the Court approved (1) canceling the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) converting 71,923,175 non-tradeable options to purchase ordinary shares of the Company into 71,923,175 ordinary shares of the Company, (3) conducting a reverse split of the Company’s shares at a ratio of 30,465:1, such that for each 30,465 shares of the Company, the shareholders of the Company received one share, and (4) increasing the share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value.   After giving effect to such actions, the total number of issued Ordinary shares of the Company as of immediately prior to the issuance to Aviv and Magic Stones below, was 10,000.

Pursuant to the Agreement, following its approval by the Court, the Company, through its Temporary Receiver, issued to the Buyer 9,990,000 Ordinary Shares representing, on the date of their issuance, 99.9% of the issued and outstanding share capital of the Company on a fully diluted basis (the “Issuance”), in consideration for which the Buyer payed the Company (through its Temporary Receiver) the amount of NIS 600,000, and the Company issued 4,995,000 Ordinary Shares to Aviv Tzidon, and to Magic Stones - Gemstone Import and Marketing Ltd, each.

Additionally, the Court ruled, at the request of the Temporary Receiver, that (a) all assets, obligations and rights of any kind of the Company would be transferred to the liquidation fund; and (b) upon the Issuance, the issued shares would be free and clear from all assets and obligations of any kind.

The Agreement received final approval by the Court in January 2016, and subsequently by the Israeli Official Receiver, and then FINRA.

TABLE OF CONTENTS

Questions and Answers	8
Cautionary Statement Concerning Forward Looking Statements	12
Proposal 1	34
Approval of the Amended Articles as set forth on Appendix A.
Proposal 2	35
Approval of changing the name of the Company to “EViation Ltd.”, or such similar name as may be approved by the Israeli Registrar of Companies.
Proposal 3	36
Approval as required under §267 and §275 of the Israeli Companies Law, of the proposed compensation terms for Mr. Omer Bar-Yohay.
Proposal 4	37
Approval as required under §275 of the Israeli Companies Law, of option grants to certain non-executive directors of the Company as set forth on Appendix B attached hereto, under the  new Employee Share Option Plan adopted by the Board (the “ESOP”), such grants to be made following the approval of the ESOP by the Israeli Income Tax Authority.

Proposal 5	38
Approval and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability, as described in proposal 5 hereto.
Proposal 6	39
Approval of amended indemnification agreements between the Company and its officers and directors, as described on Appendix C attached hereto.
Proposal 7	40
Approval of the appointment of CPA firm Somekh Chaikin (KPMG Israel) as the independent auditors of the Company, and authorization of the Board of Directors to negotiate and conclude the remuneration of such auditors and the other terms of their retention.

QUESTIONS AND ANSWERS

The following section of this proxy statement answers various questions that you, as a shareholder of RVB, may have regarding the Meeting.  The following questions and answers are intended to provide brief answers to commonly asked questions.  RVB urges you to carefully read the remainder of this proxy statement, because this section alone does not provide all the information that might be important to you with respect to the proposals. Additional important information is also contained in the Appendices to, and the documents incorporated by reference in, this proxy statement.

GENERAL

Q.	Why am I receiving this Proxy statement?

A.	This is a proxy statement for an annual general meeting of the shareholders of RVB (the “Meeting”) at which the RVB shareholders will vote on the following proposals:

1.	Approval of the Amended Articles as set forth on Appendix A;

2.	Approval of changing the name of the Company to “EViation Ltd.” or such similar name as may be approved by the Israeli Registrar of Companies;

3.	Approval as required under §267 and §275 of the Israeli Companies Law, of the proposed compensation package for Mr. Omer Bar-Yohay;

4.	Approval as required under §267 and §275 of the Israeli Companies Law, of option grants to certain non-executive directors of the Company as set forth on Appendix b attached hereto, under the ESOP, such grants to be made following the approval of the ESOP by the Israeli Income Tax Authority;

5.	Approval under §267 and §275 of the Israeli Companies Law and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability, as described in proposal 5 hereto;

6.	Approval under §267 and §275 of the Israeli Companies Law of amended indemnification agreements between the Company and its officers and directors, in the form attached hereto as Appendix c; and

7.	Approval of the appointment of the CPA firm Somekh Chaikin (KPMG Israel) as the independent auditors of the Company and authorization of the Board of Directors to negotiate and conclude the remuneration of such auditors and the other terms of their retention.

In addition the Proposals above to be voted upon at the Meeting, various matters will be presented by management to the Shareholders for discussion:

1.	The acquisition and assumption by the Subsidiary of the Prior Entrepreneurial Activity;

2.	The Parent Company's entrance into a Loan Agreement and the Subsidiary’s entrance into the Loan and Credit Agreement, each with the Controlling Shareholders.

The enclosed voting materials allow you to vote your shares without attending the Meeting in person.  Your vote is very important, and we encourage you to vote by proxy as soon as possible.  We have included in this proxy statement important information about the Meeting.  Also included in or incorporated by reference into this proxy statement is important information about RVB.  You should read this information and the information incorporated by reference into this proxy statement carefully and in its entirety. We have attached to this proxy statement the Amended Articles in Appendix A and the various other documents included in Appendices B and C.

Q:	What RVB shareholder approvals are needed to approve Proposals 1 through 7?

A:	•	As certain of the Company’s officers and directors are considered controlling shareholders of the Company, who are deemed to have a personal interest Proposals 3 - 6, the approval of these Proposals will require, pursuant to §275 of the Israeli Companies Law, the affirmative vote of at least a majority of the Shares voted on the matter, and the fulfillment of one of the following two conditions: either (a) the majority voting for the resolution must include at least a majority of the total number of Shares voted by Present Shareholders who do not have personal interest in the Proposal (“Disinterested Shareholders”) (abstention votes by Disinterested Shareholders are not taken into account in counting the above-referenced votes); or (b) the total number of Shares voted against such proposal by Disinterested Shareholders must not exceed two percent (2%) of the total voting rights in the Company.

•
Approval of Proposals 3 – 6 will also require, pursuant to §267 of the Israeli Companies Law, the affirmative vote of a simple majority of the Shares voted on the matter, and the fulfillment of one of the following two conditions: either (a) the majority voting for the resolution must include at least a majority of the total number of Shares voted by Disinterested Shareholders who are not controlling shareholders or that have a personal interest in the approval of the compensation policy of the Company (“§267 Disinterested Shareholders”) (abstention votes by §267 Disinterested Shareholders are not taken into account in counting the above-referenced votes); or (b) the total number of Shares voted against such proposal by §267 Disinterested Shareholders must not exceed two percent (2%) of the total voting rights in the Company.

•	Approval of Proposals 1, 2, and 7 will require the affirmative vote of at least a majority of the Shares voted on the matter.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals no. 3, 4, 5 and 6, your shares will not be voted for Proposals no. 3, 4, 5 and 6.

Aviv and Magic Stones, our controlling shareholders, have agreed to vote in favor of all of the aforesaid Proposals.

Q:	What does RVB’s Board of Directors recommend?

A:	RVB’s Board of Directors unanimously recommends that you vote “FOR” Proposals 1 through 7.

Q:	When will the Meeting be held?

A:	The Meeting will be held on September 26, 2016, at the offices of Pearl Cohen Zedek Latzer Baratz, legal counsel of the Company, at 1 Azrieli Center, Round Tower, 18th Floor, Tel Aviv, Israel, commencing at 10:00 am, Israel time, and any adjournments or postponements thereof will be held at the same location.

Q:	Who is eligible to vote at the RVB General Meeting?

A:	Shareholders of RVB are eligible to vote their shares at the Meeting if they were holders of record of RVB Shares at the close of business on August 24, 2016, the record date for the Meeting.

Q:	What if I don’t vote as an RVB shareholder?

A:	If you fail to vote your RVB Shares by proxy or in person, or fail to indicate whether you have a personal interest in any of Proposals 3 - 6 at the Meeting, the shares represented by your proxy or owned by you will be deemed not to have been cast for the purpose of the approval of these proposals. Accordingly, such shares will not be counted in calculating the percentage of affirmative votes required for approval of the aforesaid proposals. If a shareholder instructs in a proxy that it wishes to abstain from voting its shares on any one or more of the proposals, the shares represented by such proxy will be deemed as neither a vote “for” nor a vote “against” such proposals, although they will be counted in determining whether a quorum is present.

Q:	What do I need to do now if I am a RVB shareholder?

A:	After you have carefully read this proxy statement, please fill out and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible, so that your shares may be voted at the Meeting. In order for your shares to be voted at the Meeting if you choose to vote by proxy, your proxy card must be received by RVB at least 72 hours before the time of the Meeting. If a proxy is not received in the manner described above, it will not be valid at the Meeting. You can also attend the Meeting and vote in person if you are the record holder of the shares.

Q:	Whom can I contact with questions about the proposed transactions, or on how to submit a proxy or if I need additional copies of the proxy statement or accompanying documents?

A:	If you are a RVB shareholder, you may contact the corporate offices of RVB at 1 Ha’Ofeh Street, P.O. Box 5051, Kadima-Tzoran 6092000 Israel, Tel. +972 (8) 913-7934, Fax +972 (8) 915-7234, E-mail IR@eviation.co.

Q:	Who is deemed to have a personal interest under Israeli law?

A:	Under applicable Israeli law, a personal interest means a personal interest of a person or such person’s attorney-in-fact in an act or transaction of a company, including:

o	a personal interest of that person’s relative (i.e., spouse, sibling, offspring, parent, or grandparent, as well as such a relative of such person’s spouse, or the spouse of any of the above); or

o	a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of the issued shares or voting rights, has the right to appoint a director or the chief executive officer, or serves as director or chief executive officer.

An interest resulting solely from holding the Company’s shares will not be deemed a personal interest.

Q:	How do I indicate on the proxy card whether or not I have a personal interest?

A:	In completing a proxy card to send to the Company, you must indicate on the proxy card: (i) whether you have a personal interest in the approval of each of Proposals 3 - 6; (ii) whether you have a personal interest derived from your relationship with a controlling shareholder in the approval of each of Proposals 3 - 6; and (iii) with respect to Proposals 3 - 6, whether you are a controlling shareholder of the Company.

Q:	What happens if I do not indicate how to vote my shares on the proxy card?

A:	If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate an “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements are based on the current expectations, assumptions, estimates and projections of RVB and the Subsidiary.  These forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.  There can be no assurance that RVB’s expectations expressed in these forward-looking statements will turn out to be correct. The actual results of RVB and the Subsidiary could be materially different from and/or worse than those expectations. Important risks and factors that could cause the actual results of RVB and/or the Subsidiary to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this proxy statement.  RVB does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events, except as required by law.

As a foreign private issuer, RVB is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that RVB is subject to those proxy rules.

SUMMARY

This summary highlights selected information from this proxy statement and may not contain all of the information that is important to you. To understand the business of the Subsidiary fully for a more complete description of the terms and conditions of the Agreements, you should read carefully this entire proxy statement, including the Appendices, and the documents we refer to in this proxy statement. Please see “Where You Can Find More Information” below in this proxy statement. Certain items in this summary include a page reference directing you to a more complete description of that item.

THE COMPANIES

The Company

R.V.B. Holdings Ltd., or RVB, is a public company incorporated under the laws of the State of Israel. Our shares are quoted on the OTC Market, Pink, under the symbol, RVBHF. We may be deemed to be a “shell company”, defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Our controlling shareholders are Mr. Aviv Tzidon (“Aviv”) and Magic Stones - Gemstone Import and Marketing Ltd. (“Magic Stones”), each of whom holds approximately 41.21% of our outstanding share capital. For a more detailed description, see the section entitled “Information about RVB” in this proxy statement below.

The Subsidiary

See the section titled, “Information about the Subsidiary” on the following page.

INFORMATION ABOUT THE SUBSIDIARY

General

The Subsidiary was incorporated in Israel on May 15, 2016, as a wholly-owned subsidiary of the Company, a private company limited by shares.  The Subsidiary seeks to develop and manufacture a light, electric passenger aircraft, which we refer to as the “EViation Aircraft”, and to provide supportive services required for an economically viable electric aircraft eco-system.

The viable electric aircraft eco-system that the Subsidiary seeks to establish is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The EViation Aircraft to be developed will be inexpensive to operate, significantly reducing the cost of travel for passengers.

About the EViation Aircraft

The EViation Aircraft is planned to be an emissions-free, quiet, high speed, safe and easy to fly aircraft, with lower operating and ownership costs. The Subsidiary expects this aircraft to achieve a reduction of over 50% of operational costs, compared with similarly sized non-electric aircraft. The Subsidiary also estimates that such cost reduction, combined with the inherently low maintenance costs of electrical drives, will place the EViation Aircraft in competition with personal automobiles and the various modes of public transportation to destinations over 100 miles away.

The EViation Aircraft is designed to accommodate up to six passengers for a maximum travel distance of 700 miles, using electrical power only.  It will be able cruise at 200 knots (ktas) using only 90 kilowatt (kW) of power during the flight, at a cost per seat mile, or “CASM”, of approximately US $0.10, allowing the EViation Aircraft to favorably compete in the general aviation market in addition to providing a viable alternative to the regional transportation options of today.

The EViation Aircraft is designed to provide an economically accessible travel option for a wider range of passengers. In addition, due to the quiet and emission free engine of the EViation Aircraft, the Subsidiary will be able to utilize many small airfields that were not previously accessible due to environmental regulations.

In addition to the License and Service Agreement, the Subsidiary intends to enter into license agreements with a number of inventors and holders of key proprietary technologies, in order to facilitate the further development and improvement of the EViation Aircraft’s airframe design, electric system, battery technology and flight control systems.

Core Enabling Technologies for the EViation Aircraft

Airframe design

The Subsidiary has secured an exclusive license for any electric and hybrid implementations of a highly efficient and IP protected airframe concept.  Mr. Aviv Tzidon (“Aviv”) has contracted on behalf of the Subsidiary with Mr. John McGinnis, the inventor and patent owner of the design (“McGinnis”), as well as with certain companies controlled by McGinnis, Synergy Aircraft LLC and MC Square Design USA, to construct four flying scaled models with the designated airframe design to be tested for the Subsidiary’s proof of concept. The Subsidiary expects the scaled models to be completed and delivered to us during the second half of 2016.

Electric drive

A highly efficient set of motors and controllers has been purchased and integrated as the electric drive system and delivered to McGinnis for integration into a full scale demonstrator. Aviv has contracted on behalf of the Subsidiary with McGinnis for the completion of a full scale experimental aircraft, which we refer to as the electric synergy prime aircraft, for the testing of our developed electric drive and energy management system. The Subsidiary’s technology for the electric drive and energy management system is based on modified and enhanced versions of existing products that were acquired on behalf of the Subsidiary during 2015 and that will be incorporated in the electric full scale demonstrator.

In exchange for the development and production of the full scaled electric synergy prime aircraft by McGinnis, the Subsidiary has granted McGinnis (and/or his companies that a parties to the License and Services Agreement) the right to use the full scale electric synergy prime aircraft for demonstration or exhibitions for a period of three years from its completion. The full scale electric synergy prime aircraft is expected to be completed by the end of 2016.

Battery technology

The EViation Aircraft will utilize an aluminum-air battery to be developed and supplied by Phinergy Ltd., a company controlled by Aviv, and a Lithium Polymer buffer battery for high power at takeoff, as well as for regenerated power storage.  The aluminum-air battery system produces electricity from the reaction of oxygen in the air with aluminum, and will be integrated into our airframes as part of a combined battery solution.  The integration and optimization of the batteries and energy storage system into our airframes design is expected to be performed by the Subsidiary during the second half of 2016.

Autonomous flight and sensing systems

In addition to the development and manufacturing of the EViation Aircraft, the Subsidiary is also developing services and technologies that will demonstrate our vision of the EViation Aircraft eco-system. These developments include low cost auto-piloting solutions, high volume, machine airspace management and real-time remote assistance and piloting service.  These technologies are sub-systems that could be integrated into existing and future general aviation aircraft as products or services, regardless of the maturity of the EViation Aircraft.

Remote Ground Station Assistance and Control

Under the Laminar MOU, Aviv has contracted on behalf of the Subsidiary with Mr. Austin Meyer and Laminar Research LLC, for the development of the software to be integrated into the Subsidiary’s ground stations and air traffic control demonstrators.  Software that includes uniquely modified versions of a commercially available flight simulator and a controller, developed for and owned by the Subsidiary, will be integrated into the Eviation aircraft’s hardware.  The system created shall be used for safety support, to safely manage and control high numbers of aircraft in a given airspace.

Collision Avoidance and Remote Communication

The Subsidiary is also developing an obstacle detection and collision warning system, in addition to other optical sensors to assist with full surrounding awareness by the aircraft. This system will also include a machine to machine (M2M) data connection that will allow the plane to communicate with other planes for safety and automated formation flights.

Auto Landing System

The Subsidiary has bought all rights under a U.S. patent for a high precision electro-optical positioning system. Under the rights obtained, the Subsidiary has completed the conceptual design of a low-cost auto-landing system, currently being developed under contract with Zickel Engineering Ltd. The system is expected to be completed during the second half of 2016, and integrated as part of our advanced auto-pilot system. As such, this feature will be integrated into the electric synergy prime aircraft and scaled models provided by McGinnis. The integrated system is intended to be included in the EViation Aircraft for an autonomous takeoff and landing system.

The autonomous flight and sensing systems are also intended to be developed as the first stage for auto-pilot aircraft.

Market Overview

General Aviation

General aviation, comprising all aircraft other than military aircraft and scheduled commercial airliners, presents an uncommon form of long distance transport method, reserved mainly for ultra-wealthy individuals.

According to the 2014 General Aviation Statistical Databook and 2015 Industry Outlook, the general aviation market includes approximately 400,000 aircraft worldwide, ranging from two-seat training aircraft and utility helicopters to intercontinental business jets flying today, most of which are based in the United States and Europe.  In the U.S., the general aviation fleet flies almost 23 million flight hours to more than 5,000 U.S. public airports, while scheduled commercial airlines serve less than 500 airports. The European general aviation fleet can access over 4,200 airports.

The global aviation industry has been growing and developing over the past few years.  In 2014, the General Aviation industry showed total revenue of roughly $24.5 billion and delivery of 2,454 new aircraft, a slight increase compared to the previous year.  The increase is mostly attributable to a 6.5% increase in the number of business jets delivered that year.  In comparison, the commercial aviation industry is estimated at $260 billion in new aircraft deliveries each year.  Moreover, commercial aviation has been growing at roughly 5% per year since 1980, compared with a 0.5% annual growth rate for general aviation since 2010.

Regional Transportation

According to national household travel surveys made in 2001 and 2009, or NHTS, as summarized in Long Distance Transportation Patterns: Mode Choice, out of the 2.6 billion trips of over 50 miles in distance taken annually by Americans, 2.36 billion trips are of 100-750 miles, making the regional distance account for 91% of the total trips taken, and an estimated total of over $1 trillion spent on this type of travel.

Figure 1: 91% of trips over 50 miles are “regional”

As expected, in long distance trips, and as seen in Figure 2 below, personal vehicles and aviation exchange places as the trip length grows.

Figure 2: Short distance by car, long distance by plane

The Subsidiary aims to target trips at a destination distance of 100-749 miles, rendering 50-100 miles more suitable for a car and trips over 750 miles for main-stream commercial aviation. According to the data provided by the NHTS, we estimate a regional-distance trip that accounts for 91% of all trips over 50 miles, and that is served almost exclusively by cars (93.1%).

Figure 3: personal vehicle market dominance

Competition

The EViation Aircraft will compete with light aircraft in the general aviation market and with trains, buses and private automobiles in the regional travel market.  Light aircraft are highly expensive for travel.  The CASM (cost per seat mile) for light aircraft is estimated at US $0.20 to US $0.50, not including pilot’s expenses1.  According to an AAA, “Your Driving Costs” 2015 report, the driving CASM for a mid-size sedan at full seating capacity in 2015 was US $0.12 - US $0.20.  The average CASM in the commercial aviation industry is US $0.13, but additional costs for the customer significantly vary based on competition on routes, so that regional prices in the U.S. commercial aviation industry range between US $0.21 and US $0.90 cents per mile traveled.2 Buses and regional trains are less expensive (CASM of US $0.8 - US $0.11), but are also very slow in commute.  High speed trains are more expensive (CASM of US $0.25 - US $0.35), and like commercial aviation require a significant investment in infrastructure.

The EViation Aircraft adds a unique and inexpensive alternative to the current existing regional transportation options for travel distances of 100-750, while using the existing infrastructure of general aviation, at an estimated CASM of US $0.10 or less.

Our Business Strategy

Our business plan includes four distinct stages as described herein:

1.	Proof of Concept – The Subsidiary is currently in the proof of concept stage, and intends to test all the components of the Eviation Aircraft core enabling technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models and electric synergy prime aircraft that are under construction. This stage will include the design validation process and completion of construction of the electric synergy prime aircraft as an experimental aircraft in the U.S. Our goal is to successfully complete the construction and first test flights of the electric synergy prime aircraft model. The Subsidiary expects to complete the proof of concept stage by the end of 2016. The expected cost of this stage is approximately US $2.4 million.

2.	Aircraft and Services Development – Following the proof of concept stage, the Subsidiary intends to develop potential products to defined services and solutions and protect any intellectual property created during the proof of concept stage. The Subsidiary also intends to partner with leading aerospace industrial suppliers to commercialize and market these services and solutions. This stage will focus mainly on the development and commercialization of autonomous flight and sensing systems, including the remote pilot assistance and auto landing system. In addition, the Subsidiary intends to continue the flight testing of the electric synergy prime aircraft to both validate and improve the EViation Aircraft’s design. We expect to complete this stage by the end of 2017 at an estimated cost of approximately US $2 million.

3.	Production - In this third stage the Subsidiary plans to complete the industrial production design process for the EViation Aircraft, based on the results of the flight tests for the purpose of commercialization and type certification of the EViation Aircraft. The Subsidiary further intends to partner with established airframe manufacturers to support the process of commercialization of the design. The Subsidiary also plans, based on the assessment of the certification process, to complete the development of the transportation service platform and initiate its marketing. The Subsidiary may independently manufacture a limited series of experimental EViation Aircraft, to be sold in the U.S. market. This stage is planned to be completed by the end of 2018. The Subsidiary cannot estimate the cost at of this stage at this time.

[1]	Aircraft owners and pilots association, https://www.aopa.org

[2]	MIT Airline data project – http://web.mit.edu/airlinedata/www/Res_Glossary.html

4.	Production and Operations - In the fourth and final stage, the Subsidiary plans to complete the certification process of the EViation Aircraft and partner with manufacturers and marketers for the commercialization of the aircraft, along with additional developed systems and services. The Subsidiary estimates the earliest expected sale of a complete certified EViation Aircraft will be in the year 2022.

Employees

As of the date of this proxy statement, the Subsidiary outsources to related and third parties all of its design and development activities.

Liquidity and Capital Resources

In order to advance the business of the Company, on July 14, 2016, the Controlling Shareholders and the Company entered into a Loan and Credit Agreement pursuant to which they loaned a total of $500,000 to the Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax.  As security for such loan, the Company granted to the Buyers a specific lien and security interest on all of the shares of the Subsidiary held by the Company.  The loan may be repaid by the Company at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Additionally, on July 14, 2016, the Controlling Shareholders and the Subsidiary entered into a Loan and Credit Agreement with the Subsidiary pursuant to which they granted a credit line to the Subsidiary of up to a total of $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax.  Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000.  Accrued interest is payable annually.  As security for amounts owing under the credit line, the Subsidiary granted to the Controlling Shareholders a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned by the Subsidiary at any time.  An event of default on any one of the loan made to the Company and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line.

Material agreements

License and Service Agreement for the manufacturing of the scaled models and electric synergy prime aircraft

On September 1, 2015, Mr. Aviv Tzidon (“Aviv”), entered on behalf of the Subsidiary into a license and service agreement with Mr. John McGinnis, on behalf of himself and on behalf of his companies, Synergy Aircraft LLC and MC Squared Design USA (collectively, “McGinnis”), for a patent and know-how in the field of aircraft, including a Double Boxtail Aircraft design. Pursuant to the terms of the agreement, the Subsidiary acquired a worldwide exclusive license to a patent and know-how necessary for the completion and utilization of a flying electric double box tail aircraft for use solely in the field of electric powered aircraft (including hybrid electric) above 55lbs, including the rights to develop, make, commercialize, and import products and processes.  Three years after the termination of the agreement, the license will automatically become non-exclusive.  Pursuant to the terms of the agreement, the Subsidiary agreed to pay US $300,000 for the development and production of four flying, unmanned, scaled demonstrators, the first of which was provided to us in March 2016.  The Subsidiary will be the owner of the physical scaled demonstrators and their accompanying manuals, copies of design files and drawings.  Aviv also agreed on behalf of the Subsidiary to pay US $500,000 for the development and production of a full scale electric synergy prime aircraft, in consideration for which the Subsidiary was granted the right to use the full-scale electric synergy prime aircraft for demonstrations, exhibitions and events for a period of three years from the completion of the full scale electric Synergy prime aircraft.  Of the US $500,000 to be paid to McGinnis, US $200,000 was paid (by Aviv on behalf of the Subsidiary) in September 1, 2015; US $200,000 was paid between January and April 2016 to enable completion of the sub-scale demos; and US $100,000 is payable upon completion of the full scale electric Synergy prime aircraft, which is to take place by the end of  2016.  By March 2016, one model had been delivered, as well as all of the needed files and drawings. The remaining 3 models are expected to be delivered by October 2016.  According to the terms of the agreement, we will not be the owners of the physical embodiment of the full scale electric Synergy prime aircraft or its intellectual property.   Pursuant to the terms of the agreement, McGinnis will provide additional services and certain deliverables to us, and we agreed to pay in accordance with a statement of work.  The payment terms of each statement of work will be determined on or before August 30th of each calendar year beginning on August 30, 2016.  The statement of work for additional services is as follows:

2016-2017 (US $500,000)

1.	Project engineering for the electric transatlantic aircraft

2.	Synergy – prime modifications for the transatlantic project

3.	Initial planning for an Eviation air frame (500kW model-12 seater)

4.	Demos of Synergy prime as agreed

2017-2018 (US $500,000)

1.	Development of the EViation Aircraft- delivery of modeling files and documentation

2.	Demos of Synergy prime as agreed

2018-2019 (US $500,000)

1.	Pre-production preparations for the EViation Aircraft

2.	Demos of Synergy prime as agreed

2019-2020 (US $500,000)

To be determined.

Pursuant to the terms of the agreement, McGinnis is and shall remain the sole and exclusive owner of the patent and the know-how he has developed that relates thereto.  Any intellectual property developed in the course of or as a result of the services under the agreement shall belong to McGinnis and will automatically and for no additional consideration licensed to us under the license granted in this agreement.  We will have the right to coordinate, review, comment and approve any filing, prosecution, maintenance and enforcement of patent applications and patents on the new developed intellectual property.

Administrative Services Agreement for the provision of various services and the lease of office space

On November 30, 2015, Aviv and Mr. Michael Ilan (beneficial owner of Magic Stones) entered on behalf of the Subsidiary into an Administrative Services Agreement with Phinergy Ltd., a company also controlled by Aviv and Mr. Ilan – the “ASA”.  Pursuant to the ASA, Phinergy provides the Subsidiary with (i) administrative and general services, including secretarial and management services; (ii) human resource services; (iii) accounting and bookkeeping services; and (iv) office space and office services, including telephone, fax and data communications and cleaning services (the services described in (i) through (iv), collectively – the “Services”).  In consideration for these Services, the Subsidiary pays a monthly fee calculated on the basis of the actual cost to Phinergy of providing the Services, derived as a percentage of the global costs paid by Phinergy for receiving such services for itself and the Subsidiary together.  Fees are paid on a quarterly basis in arrears.

The Laminar MOU

On February 5, 2016, the Subsidiary (as an entity in formation) entered into a “Memorandum of Understandings” with Laminar Research LLC (the “Laminar MOU” and “Laminar”, respectively) for the development of an air traffic control (ATC) algorithm and its implementation on subscale aircraft models.  The Laminar MOU comprises several steps of development by Laminar, for a total payment by the Subsidiary of $180,000.  The Subsidiary receives an irrevocable, royalty-free  license for a limited number of copies of the finished software products.

Intellectual Property

In the framework of the Prior Entrepreneurial Activity, the Subsidiary acquired from Eye Point Ltd., a company owned by Mr. Dekel Tzidon, all rights under US patent No. 8,314,928 (the “Eye Point Patent”).  The Eye Point Patent will expire on November 12, 2026.  This patent allows us to develop our conceptual design of an auto-landing system.

We also license US Patent No. 8,657,226, owned by McGinnis, pursuant to the LSA. This patent will expire on April 26, 2029.  Pursuant to our agreement with McGinnis, any patents and other types of intellectual property developed in the framework of the LSA will be owned by McGinnis and will be added to the license already granted by McGinnis for no additional consideration.

While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

Regulatory Aspects

Our business is regulated by the Federal Aviation Administration (FAA) and the Department of Homeland Security.  In the U.S., the EViation Aircraft will be required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety.  When we reach the stage of mass production and deployment of the EViation Aircraft, we will also be subject to various federal, state, and local laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes.  We will continually assess our compliance status and management of environmental matters to ensure our operations are in substantial compliance with all applicable environmental laws and regulations.  Investigation, remediation, operation and maintenance costs associated with environmental compliance and management of sites will be a normal, recurring part of our operations.  It is reasonably possible that costs we incur to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows, if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

Research and Development

Research and development expenditures involve experimentation, design, development and related test activities for the EViation Aircraft. The total research and development expenses on behalf of the business amounted to US $0.9 million in 2015 and are expected to be US $2 million in 2016.  Research and development costs also include costs of service providers.

RISK FACTORS

RISK FACTORS RELATED TO OUR COMPANY

We are a start-up company.

The Company’s sole business is ownership of the Subsidiary, a start-up company engaged in a new business that has not generated any revenue since its inception.  We expect to incur significant operating losses for the foreseeable future, and there can be no assurance that we will be able to validate and market products in the future that will generate revenues or that any revenues generated will be sufficient for us to become profitable or thereafter maintain profitability.

We have no operating history upon which to evaluate our business.

We have no history of operations in our industry as we are embarking on a new business venture. Accordingly, it is more difficult to accurately assess growth rate and earnings potential.  Our business is dependent upon the implementation of our business plan.  We have just finalized our licensing agreements and are setting in place operations.  Our limited operating history makes it difficult for prospective investors to evaluate our business.  Therefore, our operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the early stages of any new business, as well as those risks that are specific to aviation industry.  Investors should evaluate us in light of the problems and uncertainties frequently encountered by early stage companies attempting, like ours, to develop markets for new products, services, and technologies, such as unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies.  If we are unable to successfully address these difficulties as they arise, our future growth and earnings will be negatively affected. It is possible that you could lose your entire investment.

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow.

We expect that loans of up to US $5 million to be provided to us under the Company’s Loan Agreement and Subsidiary’s Loan and Credit Line Agreement will suffice for our working capital through December 31, 2017, as described in our business plan.  .

We will require additional capital to continue implementing our business plan beyond January 1, 2018 and to grow our business beyond the development phase.  We plan to partner with an established airframe manufacturer to support and fund the process of commercialization of the design.  We may not, however, succeed in securing such partnership and obtaining the additional capital required, and if we are able to secure such additional capital, it may not be pursuant to terms deemed favorable to the Company and its shareholders.  We may seek to sell additional equity or debt securities or obtain additional credit facilities.  The sale of additional equity securities could result in dilution to our stockholders.  The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.  Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of an aviation company, and demand for its securities;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition; and

•	economic, political and other conditions in North America.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.  In addition, our administrative requirements (such as salaries, insurance, expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) may require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including partnership with an established airframe manufacturer, joint venturing of projects, debt financing, equity financing or other means.  We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.  If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations going forward.  Any additional capital raised through the sale of equity may dilute the ownership percentages of our stockholders, and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity.  The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, our status as a new enterprise without a significant demonstrated operating history and/or the loss of key management.  If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may be required to cease our operations.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.  We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes, which may adversely impact our financial condition.

Our lack of diversification will increase the risk of an investment in the Company, and our financial condition and results of operation may deteriorate if we fail to diversify.

Our new business will initially be in the regional transportation (or aviation) industry.  Larger companies have the ability to manage their risk by diversification.  However, we will lack diversification, in terms of both the nature and geographic scope of our business.  As a result, we will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified, enhancing our risk profile.  If we cannot diversify or expand our operations, our financial condition and results of operations could deteriorate.

The success of our business depends upon the continuing contributions of our Chief Executive Officer and other key personnel and our ability to attract highly qualified personnel to expand our business.

We will rely heavily on the services of our CEO, Mr. Omer Bar Yohay, as well as our shareholder Mr. Aviv Tzidon and other senior management personnel that we intend to hire.  Loss of the services of any of such individuals or any other key management and technical personnel could have a material adverse impact on  our future operations. Our success is also dependent on our ability to retain these key employees and our ability to attract and retain, among others, skilled financial, engineering, technical and managerial personnel to continue the development and commercialization of the EViation Aircraft.  As such, our future success highly depends on our ability to attract, retain and motivate personnel, including contractors, required for the development, maintenance and expansion of our activities.  There can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees or consultants. The loss of personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.  In addition, if we fail to engage qualified personnel, we may be unable to meet our responsibilities as a public reporting company under the rules and regulations of the Securities and Exchange Commission.

The product we intend to market may not be accepted by the market.

Our success depends on the acceptance of the EViation Aircraft as a viable alternative to the current existing regional transportation options. Market acceptance will depend upon several factors, including (a) the desire and ability of consumers to use EViation Aircraft (b) the accessibility of the EViation Aircraft; and (c) the convenience of using the EViation Aircraft.  A number of factors may inhibit acceptance of the EViation Aircraft, including (i) the ease of use of competing alternatives such as cars, trains and buses; (ii) our inability to change Consumers’ habits of using car, train and buses for regional travel; (iii) our inability to change consumers’ perception that using light aircraft is highly expensive and is reserved mainly for the extremely rich population of the world; or (iv) fear of individuals to use the EViation Aircraft.  If the EViation Aircraft is not accepted by the market, we may have to curtail our business operations, which could have a material negative effect on operating results and result in a lower stock price.

We may not be able to compete successfully against current and future competitors.

We will compete, in our proposed businesses, with other companies, some of which have far greater marketing and financial resources and experience than we do. A number of companies may develop and offer products that provide the same or greater functionality than our product. We may not be able to maintain our competitive position against current or potential competitors, especially those in the general aviation market with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for light aircraft continues to develop.

In addition, we cannot guarantee that we will be able to penetrate the regional transportation market and be able to compete at a profit.  In addition to established competitors, other companies can easily enter our market and compete with us. Effective competition could result in price reductions, reduced margins or have other negative implications, any of which could adversely affect our business and chances for success. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including: larger technical staffs, greater name recognition, larger customer bases and substantially greater financial, marketing, technical and other resources. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and competitors’ innovations by continuing to enhance our services and sales and marketing channels.  Any pricing pressures, reduced margins or loss of market share resulting from increased competition or our failure to compete effectively, could seriously damage our business and chances for success.

Our commercial success will depend in part on the ability of the licensors of key technologies to maintain protection of their intellectual property.

Our success will depend in part on the ability of the licensors of key technologies to obtain, maintain and enforce patent and other intellectual property rights for the technology and to preserve trade secrets, and on our ability to operate without infringing upon the proprietary rights of third parties. We cannot be certain that our licensors were the first inventors of inventions covered by their patents and patent applications or that they were the first to file. Accordingly, there can be no assurance that licensed patents and patents application used by the Subsidiary are valid or will afford us protection against competitors with similar technologies.  Failure to obtain or maintain patent or other intellectual property protection on the technology underlying our licensed electric double box tail aircraft may have a material adverse effect on our competitive position and business prospects. It is also possible that the technology may infringe on third party patents or other intellectual property rights owned by others. If we are found liable for infringement, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market.

We may be forced to abandon development of the EViation Aircraft altogether, which will significantly impair our ability to generate revenues.

We are currently in the proof of concept stage, and intend to test all the components of the EViation Aircraft enabling core technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems).  Testing will take place on the scaled models and electric synergy prime aircraft that are currently under construction by McGinnis.  Upon the completion of the testing, the results of such testing may not support the claims sought by us.  Further, success in the proof of concept stage does not ensure that the later stages of development would be successful, and the results of later testing may not meet our expectation or the results of the proof of concept stage.  Any such failure may cause us to abandon the development of the EViation Aircraft altogether.  In addition, we depend on McGinnis to deliver the scaled models and electric synergy prime aircraft to us in a timely manner.  Any delays, suspension, or termination of the agreement with McGinnis will delay our testing and the implementation of our business plan, and may thus materially adversely affect our business, results of operations, ability to certify the EViation Aircraft, and, ultimately, our ability to commercialize the EViation Aircraft and generate revenues.

Our future growth is dependent upon consumers’ willingness to adopt light electric aircraft.

Our growth is highly dependent upon the adoption by consumers of light electric aircraft as a viable alternative for regional travel, and we are subject to an elevated risk of any reduced demand for, alternative fuel aircraft in general, and light electric aircraft in particular. If the market for light electric aircraft in North America, Europe and Asia does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel aircraft is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards.
Other factors that may influence the adoption of alternative fuel aircraft, and specifically electric aircraft, include:

•	perceptions about electric aircraft quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric aircraft, such as those relating to the battery in the Boeing Dreamliner;

•	perceptions about airplane safety in general, in particular safety issues that may be attributed to the use of advanced technology;

•	the limited range over which electric aircraft may fly on a single battery charge and the effects of weather on this range;

•	the decline of an electric aircraft’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	The availability of service for electric aircraft;

•	concerns about electric grid capacity and reliability, which could derail our present efforts to promote electric aircraft as a practical solution to aircraft which require gasoline;

•	consumers’ desire and ability to use electric aircraft in regional trips instead of other alternatives such as trains, buses and cars;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy as well as tax and other governmental incentives to purchase and use electric aircraft;

Our Business is subject to extensive and costly government regulation.

Our product is subject to extensive regulation and we may never obtain the certification required for its operation. In the U.S., the EViation Aircraft must comply with Federal Aviation Administration regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety before it can be certified.  The FAA and foreign regulatory authorities have full discretion over this approval process.  We will need to perform significant testing of the EViation Aircraft and its systems before we could file an application for certification.  We may encounter delays or rejections based upon the FAA regulations, which may delay the commercialization of our product.  Failure to obtain FAA certification of the EViation Aircraft in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our product, imposing costly procedures and diminishing competitive advantage, and we may be required to cease our operations.

Our business is also subject to various federal, state, and local laws and regulations relating to environmental footprint in emissions, noise and treatment of hazardous materials. However, the costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

We may be subject to legal proceedings and/or to product liability lawsuits.

We could incur substantial costs in connection with product liability or other tortious claims relating to the EViation Aircraft. The EViation Aircraft may be involved in aerial accidents, which may cause death, bodily injury and other damages. These accidents may expose us to product liability or other type of tortious lawsuits.  If product liability or tortious lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit or to halt the operation of the EViation Aircraft, which may result in substantial losses.  In addition, such accidents would deter consumers from using our product, which could have a material impact on our results of operations, financial condition or cash flow and may cause us to cease operations.  Our business exposes us to potential product liability and aerial accidents risks, which are inherent in the testing, manufacturing, and marketing aviation products and services.  We may not be able to avoid product liability or tortious claims.  Product liability and aerial accidents insurance are expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability and aerial accidents insurance for aviation companies is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability or tortious claims, we may be unable to test, market or commercialize our product. A successful product liability claim or tort claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim or tortious claim could affect the market price of our securities.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting testing on the EViation Aircraft and from flying the EViation Aircraft.  A successful liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though liability insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.  In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

RISK FACTORS RELATED TO OUR INTELLECTUAL PROPERTY

The Airframe design of the EViation Aircraft is based on an exclusive license from McGinnis, and we could lose our rights to this license if a dispute with McGinnis arises or if we fail to comply with the financial and other terms of the license.

We have secured an exclusive license for any electric and hybrid implementations of a highly efficient and IP protected airframe concept. We have contracted with Mr. John McGinnis, the inventor and patent owner of the design, as well as with his companies on his behalf, Synergy Aircraft LLC and MC Square Design USA (collectively, “McGinnis”), to construct for us four flying scaled models of our designated airframe design. If McGinnis terminates the license agreement or licenses to a third party the intellectual property licensed to us pursuant to the license agreement, or if any dispute arises with respect to our arrangement with McGinnis, such dispute may disrupt our operations and would likely have a material and adverse impact on us if resolved in a manner that is unfavorable to us. Our current product candidate is based on the intellectual property licensed under the license agreement, and if the license agreement is terminated, it would have a material adverse effect on our business, prospects and results of operations.

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

Our success, competitive position and future revenues, if any, depend in part on our ability to obtain and successfully leverage intellectual property covering the EViation Aircraft, know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

The risks and uncertainties that we face with respect to our intellectual property rights include, but are not limited to, the following:

•	the degree and range of protection any patents will afford us against competitors;

•	the patents concerning our business activities were not registered in all countries and therefore our patent protection may be lacking in some territories;

•	if and when patents will be issued;

•	whether or not others will obtain patents claiming aspects similar to those covered by our own or licensed patents and patent applications;

•	we may be subject to interference or derivation proceedings;

•	we may be subject to opposition or post-grant proceedings in the U.S. and foreign countries;

•	any patents that are issued may not provide meaningful protection;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	other companies may challenge patents licensed or issued to us or our customers;

•	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

•	other companies may design around technologies we have licensed or developed;

•	enforcement of patents is complex, uncertain and expensive; and

•	we may need to initiate litigation or administrative proceedings that may be costly whether we win or lose.

If patent rights covering our product and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office, or the USPTO, or any foreign patent office issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from or to third parties may not provide any protection against our competitors.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents or patents licensed from McGinnis (or any other third-party in the future) will give us adequate protection from competing products. For example, issued patents, including the patents licensed by us, may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope.

In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

It is also possible that others may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that limit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our know-how or other proprietary information in the event of any unauthorized use or disclosure.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Costly litigation may be necessary to protect our intellectual property rights and we may be subject to claims alleging the violation of the intellectual property rights of others.

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome is favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial and could divert management’s resources and attention. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidate, technologies or other matters. Any claims of infringement asserted against us, whether or not successful, may have a material adverse effect on us.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with the EViation Aircraft or any future product. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

•	these agreements may be breached;

•	these agreements may not provide adequate remedies for the applicable type of breach;

•	our proprietary know-how will otherwise become known; or

•	our competitors will independently develop similar technology or proprietary information.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent law outside the United States may be different than in the United States. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to design aircraft that are the same as or similar to the EViation Aircraft or any future product but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, the Israeli Supreme Court ruled in 2012 that an employee who receives a patent or contributes to an invention during his employment may be allowed to seek compensation for such contributions from his or her employer, even if the employee’s contract of employment specifically states otherwise and the employee has transferred all intellectual property rights to the employer. The Israeli Supreme Court ruled that the fact that a contract revokes an employee’s right for royalties and compensation, does not rule out the right of the employee to claim their right for royalties. As a result, it is unclear whether and, if so, to what extent our employees may be able to claim compensation with respect to our future revenue. We may receive less revenue from future products if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

At the Meeting, it is proposed that the following resolutions be adopted:

PROPOSAL NO. 1: APPROVAL AND ADOPTION OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY IN THE FORM ATTACHED HERETO AS APPENDIX A (THE “AMENDED ARTICLES”).

At the Meeting, shareholders will be asked to adopt the Amended Articles, with immediate effect.

In addition, and subject to the approval of the Proposal, the Company’s memorandum of association will be amended accordingly.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that the Amended and Restated Articles of Association of the Company as attached to the Proxy Statement as Appendix A, are hereby approved and adopted, and that the Company’s Articles of Association shall be amended accordingly.”

PROPOSAL NO. 2: APPROVAL OF CHANGING THE NAME OF THE COMPANY TO EVIATION LTD.

As part of the Company’s effort to rebrand itself, the Board of Directors approved a resolution to recommend to the Company’s shareholders to change the name of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to change the name of the Company to EViation Ltd. or such similar name as may be approved by the Israeli Registrar of Companies.”

PROPOSAL NO. 3: APPROVAL AS REQUIRED UNDER §267 AND §275 OF THE ISRAELI COMPANIES LAW, OF THE PROPOSED COMPENSATION PACKAGE FOR MR. OMER BAR-YOHAY.

On April 3, 2016, the Board of the Company appointed Mr. Omer Bar-Yohay as the Chief Executive Officer of the Company and the Subsidiary.

On July 17, 2016, the Audit Committee and the Board approved the terms of employment of Mr. Omer Bar-Yohay as the Chief Executive Officer of the Subsidiary. A summary of the main terms of employment are as follows:

(1)	Mr. Bar-Yohay shall serve as the CEO of the Subsidiary commencing on July 1st, 2016.

(2)	In consideration for his service as the CEO, Mr. Bar-Yohay shall be entitled to a gross monthly salary of NIS 50,000.00.

(3)	The Subsidiary shall provide Mr. Bar-Yohay a manager's insurance as required by Israeli law, to provide for a pension fund and retirement fund. In addition, the Subsidiary shall provide for Mr. Bar-Yohay a study fund, to which Subsidiary shall deposit each month 7.5% of Mr. Bar-Yohay's gross monthly salary.

(4)	Mr. Bar-Yohay shall be entitled to an annual vacation of 16 working days, annual recreation pay and sick leave, as mandataed by Israeli law. In addition, Mr. Bar-Yohay shall be entitled to travel expenses reimbursement, subject to applicable law.

(5)	Mr. Bar Yohay shall be entitled to an option grant, under terms and conditions to be determined by the board of directors of Subsidiary.

(6)	The employment agreement may be terminated by Mr. Bar-Yohay or by Subsidiary by providing a 90 day prior written notice. In addition, Subsidiary may terminate the employement agreement without providing the aforementioned prior notice in the event of a "Cause".

The term "Cause" shall mean (a) a breach of trust, fiduciary obligations or duties of care, including but not limited to, theft, embezzlement, self-dealing, prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to the Company, its business, and its subsidiaries, affiliates or associated entities; (b) conviction of the Employee in a crime or felony involving moral turpitude or any crime involving fraud; (c) the Employee's serious intentional misconduct which adversely affects the Company; (d) an intentional and willful action taken by the Employee harming the Company or any of its subsidiaries, affiliates or associated entities; (e) any material breach of the Statement of Undertaking - Confidentiality, Non- Compete and Intellectual Property provided in the employment agreement; and (f) any other act or omission that constitutes "cause" under the laws of the State of Israel or that do not entitle the Employee to severance payments under the applicable law.

(7)	Mr. Bar-Yohay shall execute a statement of undertaking-Confidentiality, Non-Compete and Intellectual Property.

On August 15, 2016, the Audit Committee and the Board ratified the compensation package for Mr. Omer Bar-Yohay.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the proposed compensation package for Mr. Omer Bar-Yohay, as summarized in above, in accordance with §267 and §275 of the Israeli Companies Law.”

PROPOSAL NO. 4: APPROVAL IN ACCORDANCE WITH §267 AND §275 OF THE ISRAELI COMPANIES LAW, OF OPTION GRANTS TO CERTAIN NON-EXECUTIVE DIRECTORS OF THE COMPANY AS SET FORTH ON APPENDIX B ATTACHED TO THE PROXY STATEMENT, UNDER THE NEW EMPLOYEE SHARE OPTION PLAN ADOPTED BY THE BOARD (THE “ESOP”), SUCH GRANTS TO BE MADE FOLLOWING THE APPROVAL OF THE ESOP BY THE ISRAELI INCOME TAX AUTHORITY.

The Company wishes to grant options to certain non-executive directors of the Company. This proposal includes the granting of 37,500 options to purchase 37,500 shares of the Company, to each of the following individuals: Aviv Tzidon, Avi Nachmias, Avi Toledano, Aviad Pundak Mintz, Orit Stav, Ilanit Zalmanovitch and Dan Halutz. The exercise price for each of the options is $1.00.

The option grant is subject to and contingent upon: (i) compliance with all the requirements of the Capital Gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version] 1961; and (ii) obtaining the approval of the Shareholders of the Company, where applicable. The grant date of the grants will be the later of the approval of the Shareholders of the Company or 30 days from the submission date of the Plan and related documents to the Israeli Tax Authorities.

The Shares subject to the Option Plan shall vest in four annual installments as follows: 10,000 Options on each of the first, second and third anniversaries of the Vesting Commencement Date and 7,500 on the fourth anniversary of the Vesting Commencement Date, so that four (4) years following the Vesting Commencement Date, all Shares subject to the Option Plan shall be fully vested and exercisable, subject to Grantee's continuing to be an a director of the Company or any affiliate thereof through such dates. Notwithstanding the above, the vesting of the Options shall accelerate so that all Shares subject to the Option Plan shall be fully vested and exercisable immediately prior to the occurrence of a Corporate Transaction (as such term is defined in the Plan).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that the grants of incentive share options to certain non-executive directors of the Company under the ESOP, under the aforementioned terms of grand and as set forth on Appendix B to the Proxy Statement, are hereby approved in accordance with §267 and §275 of the Israeli Companies Law, with effect as of immediately following the ESOP’s approval by the Israeli Income Tax Authority.”

PROPOSAL NO. 5: APPROVAL AND RATIFICATION OF THE COMPANY’S PURCHASE OF INSURANCE POLICIES OF DIRECTORS’ AND OFFICERS’ LIABILITY, AS DESCRIBED HERETO BELOW.

On May 5, 2016, the Company obtained directors’ and officers’ liability insurance, from AIG Europe, for its officers and directors with coverage in an aggregate amount of US US$7.5 million until April 3, 2017 for a total premium of US$18,525, and a directors’ and officers’ liability insurance for its officers and directors, regarding claims connected to acts committed prior to April 3, 2016, with coverage in an aggregate amount of US$7.5 million until April 3, 2017 for a total premium of US$18,525. These directors’ and officers’ liability insurance policies were reviewed and approved by the Company’s Audit Committee and the Board of Directors on July 17, 2016, and ratified by the Compensation Committee and the Board on August 15, 2016, and are subject to the approval of the Company’s shareholders at the Meeting.

It is proposed to approve the Company’s purchase of insurance policies with respect to director’s and officers’ liability, which terms have been approved by the Company’s Audit Committee and the Board of Directors.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that the Company’s purchase of insurance policies with respect to director’s and officers’ liability, which terms have been approved by the Company’s Audit Committee and the Board of Directors and as presented to the shareholders, is hereby approved and ratified.”

PROPOSAL NO. 6: APPROVAL OF AMENDED INDEMNIFICATION AGREEMENTS BETWEEN THE COMPANY AND ITS OFFICERS AND DIRECTORS, IN THE FORM ATTACHED AS APPENDIX C TO THE PROXY STATEMENT.

At the Meetings, shareholders will be asked to approve the form of indemnification agreement which will be entered between the Company and its present and future directors and officers, in the form attached to this Proxy Statement as Appendix C. This form of indemnification agreement replaces a current form of indemnification agreement that was previously adopted by the Company’s shareholders. In light of recent amendments both to the Companies Law and the Israeli Securities Law of 1968, it is proposed to adopt a new form of indemnification agreement that, among other things, addresses these amendments and adds indemnification against any monetary liability imposed in favor of injured parties in administrative proceedings under the Securities Law and expenses related to such proceedings, including reasonable litigation expenses and attorneys’ fees.

Under the terms of the indemnification agreement, the total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 1,000,000 (in addition to any amounts paid under an insurance coverage).

The Compensation Committee and the Board of Directors have approved the proposed form of indemnification agreement, and, pending approval by the shareholders, the Company intends to enter into indemnification agreements with its directors and officers.

The Board of Directors believes that entering into indemnification agreements serves the best interests of the Company and its shareholders by strengthening its ability to attract and retain the services of knowledgeable and experienced persons as directors and officers who, through their efforts and expertise, can make a significant contribution to the Company’s success. The indemnification agreements are intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

Until the entry into the new indemnification agreements in the form attached, following the approval by the Company’s shareholders as proposed herein, directors’ and officers’ indemnification rights shall continue to be governed by the current executed indemnification agreements, previously approved by the shareholders.

The Securities and Exchange Commission has expressed its opinion that indemnification of directors, officers and controlling persons of the Company against liabilities arising under the Securities Act, is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that the form of indemnification agreement attached as Appendix C to the Proxy Statement, with regard to all current directors and officers, and all future directors and officers, is hereby approved.”

PROPOSAL NO. 7: APPROVAL OF THE APPOINTMENT OF THE CPA FIRM SOMEKH CHAIKIN (KPMG ISRAEL) AS THE INDEPENDENT AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE INDEPENDENT AUDITORS’ REMUNERATION.

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent auditors and have the power to authorize the Board of Directors to determine the independent auditors’ remuneration.

Following the recommendation by the Company’s Audit Committee and the Board of Directors, it is proposed that Somekh Chaikin (KPMG Israel) be appointed as the independent auditors of the Company. Through fiscal year 2014, Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, acted as independent auditors of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of the CPA firm Somekh Chaikin (KPMG Israel) as the independent auditors of the Company and to authorize the board of directors to determine the independent auditors’ remuneration.”

PRESENTATION OF THE PRIOR ENTREPRENEURIAL ACTIVITY AND ITS ACQUISITION
BY THE SUBSIDIARY

There will be a presentation by management and discussion of the Prior Entrepreneurial Activity and its acquisition by the Subsidiary, as previously approved by the Company’s Board of Directors.

PRESENTATION OF THE LOANS AND CREDIT LINE AGREEMENTS

There will be a presentation by management and discussion of the main contours of the Loan Agreement between the Company and the Controlling Shareholders and the Loan and Credit Line Agreement between the Subsidiary and the Controlling Shareholders, as previously approved by the Company’s Board of Directors.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting.  However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and other reports with, and furnishes other information to the SEC.  You may read and copy any reports, statements, or other information, we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC 20549, at the SEC’s prescribed rates.  Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room.  The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in Rule 405 under the Securities Act of 1933, as amended.  As a result, it files annual reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitation of the Company is not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.

APPENDIX A

EVIATION LTD. AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Amended by Court approval dated February 2, 2015, in PRK 41234-03-15
 At the District Court in Tel-Aviv

Retroactive Indemnity	A- 9

Exculpation	A- 9

Insurance, Exculpation and Indemnity - General	A- 9

APPOINTMENT OF AN AUDITOR	A- 9

INTERNAL AUDITOR	A- 9

MERGER AND REORGANIZATION	A- 9

SIGNATORIES	A- 9

DISTRIBUTIONS	A- 9

REDEEMABLE SECURITIES	A- 10

DONATIONS	A- 10

NOTICES	A- 10

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

of

EVIATION LTD.

INTERPRETATION

1. In these Articles the following terms shall bear the meanings set opposite to them, unless inconsistent with the subject or context:

T E R M S	M E A N I N G S
Articles	These Amended and Restated Articles of Association as may be amended from time to time.
Auditor	As defined under the Law.
Board	The Board of Directors of the Company.
CEO	Chief Executive Officer, also referred to under the Law as the general manager.
Class Meeting	A meeting of the holders of a class of shares.
Chairman	Chairman of the Board.
Company	EViation Ltd.
Companies Regulations	All regulations promulgated from time to time under the Companies Law.
Distribution	As defined under the Law.
External Director	As defined under the Law.
The Law or the Companies Law	The Israeli Companies Law, 5759 - 1999 and the Companies Regulations.
NIS	New Israeli Shekel
The Office	The registered office of the Company as may be re-located from time to time.
Office Holder	As defined under the Law.
Ordinary Shares	The Company's Ordinary Shares, NIS 1.00 par value each.
Register	Shareholders Register maintained by or on behalf of the Company.
Shareholder	As defined under the Law.
Simple Majority	A majority of more than fifty percent (50%) of the votes cast by those Shareholders present and voting, not taking into consideration abstaining votes.
The Statutes
The Law, the Israeli Companies Ordinance (New Version) 1983, the Securities Law, 5738 - 1968 (the "Securities Law") and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. Federal laws and regulations), and rules of any stock market in which the Company' s shares are registered for trading as shall be in force from time to time and to the extent applicable to the Company.

Except as otherwise provided above or elsewhere under these Articles, any word or expression mentioned herein shall have the meaning ascribed to them under the Law, and if not applicable, the meaning ascribed to them under the Companies Regulations, and if not applicable, the meaning ascribed to them under the Securities Law, and if not applicable, the meaning ascribed to them under the Securities Regulations promulgated under the Securities Law (herein the "Securities Regulations"), and if not applicable, the meaning ascribed to them under any other applicable law - in all cases if the meaning set forth therein does not contradict the purpose or the context of the relevant provision.

2.	Words importing the singular shall include the plural, and vice-versa. Words importing the masculine gender shall include the feminine gender; and words importing persons shall include corporate bodies.

Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

NAME OF THE COMPANY

3.	The name of the Company is EViation Ltd.

PURPOSE

4.	The purposes of the Company shall be to engage in the types of pursuits specified below:

4.1.	Any purpose stated in the Company's Memorandum of Association.

4.2.	To engage in any legal activity.

All purposes above shall be in addition to one another and none shall derogate from the other.

PUBLIC COMPANY

5.	The Company is a public company pursuant to the Companies Law.

LIMITED LIABILITY

6.	The liability of each Shareholder for the Company's debts is limited to the full payment of the original issue price of the shares first allotted to such Shareholder or his predecessors. Once such price is paid by the original owner of shares, there is no further liability of the holder and such holder's transferees for the Company's debts.

CAPITAL, SHARES AND RIGHTS

7.	The registered share capital of the Company is 700,000,000 (seven hundred million) Ordinary Shares with no nominal value each.

8.	All issued and outstanding shares of the Company of the same class are of equal rights between them for all intents and purposes concerning the rights set forth below.

9.	Each issued Ordinary Share entitles its holder to the rights as described below:

9.1.	The equal right to participate in and vote at the Company's general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, or by proxy, to one vote.

9.2.	The equal right to participate in any Distribution.

9.3.	The equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

10.	If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.

11.	Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

12.	A Shareholder shall not be entitled to rights as a Shareholder, including the right to dividends, unless said Shareholder fully paid all sums in accordance with the conditions of the allocation, including interest, linkage and expenses, if any, and all unless otherwise determined in the conditions of the allocation.

SHARE CERTIFICATES

13.	A shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder's request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them. Every certificate shall bear the Company's seal or a facsimile copy thereof and be signed by two Office Holders of the Company, or one director and the Company's secretary or by any other person appointed by the Board for such purpose.

14.	The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

15.	Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

16.	To the extent required by the Law a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be deemed to be the sole holder of said shares.

TRANSFER OF SHARES

17.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific shareholder, the shares shall be freely transferable.

18.	Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

19.	The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

TRANSMISSION OF SHARES

20.	In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a Shareholder, the legal successors of such Shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

21.	The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

ALTERATIONS OF THE REGISTERED CAPITAL

22.	(a) Subject to the Statutes, a general meeting of shareholders may from time to time resolve to:

(1)	Alter or add classes of shares that shall constitute the Company's authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations.

(2)	Increase the Company's registered share capital by creating new shares either of an existing class or of a new class.

(3)	Consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares.

(4)	Cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares.

(5)	Reduce the Company's share capital and any reserved fund for redemption of capital.

(b)	In executing any resolution adopted according to Article 22(a) above, the Board may, at its discretion, resolve any related issues.

(c)	If as a result of a consolidation or split of shares authorized under these Articles, fractions of a Share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act as follows:

(1)	Determine that fractions of shares that do not entitle their owners to a whole Share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)	Allot to every Shareholder, who holds a fraction of a Share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole Share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 22(c)(2) above, including on account of bonus shares; and/or

(4)	Determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a Share fraction or that they may receive a whole Share with a different par value than that of the fraction of a Share.

23.	Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

24.	If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class).

25.	The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

26.	The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being. Issuance of any series of debentures shall require Board approval.

GENERAL MEETINGS

27.	Annual general meetings shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called "Annual Meetings" and all other general meetings of the Company shall be called "Special Meetings". The Annual Meeting shall review the Company's financial statements and shall transact any other business required pursuant to these Articles or to the Law, and any other matter as shall be determined by the Board.

28.	The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to request such meeting.

Any request for convening a meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company's registered offices.

29.	In addition, subject to the Law, the Board may accept a request of a shareholder holding not less than 1% of the voting rights at the general meeting to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the Shareholder making the request; (b) a representation that the Shareholder is a holder of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the Shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that there is no limitation under the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

30.	Subject to applicable law, the Board shall determine the agenda of any general meeting. Notice of General Meetings

31.	Unless otherwise required by the Law and these Articles, the Company is not required to give notice of general meetings under the Companies Law.

PROCEEDINGS AT GENERAL MEETINGS

            Quorum

32.	No business shall be transacted at any general meeting of the Company unless a quorum of Shareholders is present at the opening of the Meeting.

Except as provided in the following Article with regard to an adjourned Meeting, the quorum for any general meeting shall be the presence of at least two Shareholders in person or by proxy (including by voting deed) holding 25% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting.

33.	If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. Subject to Section 79(b) of the Companies Law, at such adjourned Meeting any number of Shareholders shall constitute a quorum for the business for which the original Meeting was called.

Chairman of the General Meeting

34.	The Chairman shall preside as the chairman at every general meeting, but if there shall be no such Chairman or if at any meeting the Chairman shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as chairman, then the Board members present at the meeting shall choose one of the Board members as chairman of the meeting and if they shall not do so then the Shareholders present shall choose a Board member, or if no Board member be present or if all the Board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting.

35.	The chairman may, with the consent of a general meeting at which a quorum is present, and shall if so directed by the general meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no Shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

36.	A vote in respect of the election of the chairman of the meeting or regarding a resolution to adjourn the meeting shall be carried out immediately. All other matters shall be voted upon during the meeting at such time and order as decided by the chairman.

VOTE OF SHAREHOLDERS

37.	All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statues or these Articles, alteration or amendment of these Articles shall require a Simple Majority.

38.	A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof.

39.	The chairman of the meeting will not have a second and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

40.	If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

41.	A proxy need not be a Shareholder of the Company.

42.	The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity.

Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be in a form satisfactory to the Company.

43.	Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. The instrument of appointment shall automatically terminate and cease to be of any force or affect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date.

44.	A proxy may be appointed in respect of only some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

45.	A Shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder.

46.	A Shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A Shareholder voting through a proxy instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

47.	The chairman of the general meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

48.	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

49.	The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company's policies and supervision over the execution of the powers and responsibilities of the CEO. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

50.	The number of directors on the Board shall be no less than two (2) but no more than eleven (11) and shall include at least two External Directors and one Independent Director (as defined below).

51.	Any single shareholder holding at least twenty five percent (25%) of the issued and outstanding share capital of the Company (“Threshold”) will be entitled to appoint, dismiss and replace two (2) directors to the Company’s Board of Directors. In addition, one director shall be appointed by the directors serving on the Board, provided that such director has first been classified by the Audit Committee as independent in accordance with the provisions of the Law (the “Independent Director”). This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Law shall apply.

52.	As long as the number of directors serving on the Board is less than the maximal number of directors under Article 50, the Board can act to appoint directors to the Board of Directors.

53.	Should a director cease serving the remaining directors may continue to act, provided that their number shall be not less than the minimal number of directors mentioned under Article 50 above. In the event the number of directors is less than the minimal number and should there be no single shareholder of the Company holding at least the Threshold or if such a shareholder fails to appoint one or two directors within 3 business days, the directors can act to appoint directors so the number of directors in office shall be equal to or higher than the minimal number mentioned under Article 50 above or alternatively can act to call a Special Meeting to elect directors such election shall require a Simple Majority at the Special Meeting.

54.	The appointment of a director by the Board shall be in effect until the next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles.

55.	The term of office of a director shall commence on the date of such director's appointment pursuant to the provisions of these Articles.

56.	The provisions of sections 51-55 (inclusive) may be amended or deleted only by the consent of the shareholders of the Company holding at least sixty five percent (65%) of the issued share and outstanding share capital of the Company.

Remuneration

57.	The Company shall determine the remuneration of the directors, if any, in accordance with the Law. Chairman of the Board

58.	The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

59.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to these Articles.

Unless otherwise determined by the Board, written notice of any meeting of the Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors at least seventy two (72) hours (or such shorter notice as all the directors may agree) before the meeting. The directors may waive the necessity of such notice either beforehand or retrospectively.

Quorum

60.	No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least half of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting, provided that notice of twenty four (24) hours in advance shall be given to all the directors of the time of the adjourned meeting. The quorum for the commencement of the adjourned meeting shall be three members of the Board.

Methods of Attending Meetings

61.	Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing and signed by the Chairman (or in his absence by the chairman of the meeting), and shall be valid as if adopted at a meeting of the Board duly convened and held.

62.	A resolution in writing signed by all of the directors eligible to participate in the discussion and vote on such resolution, or in respect of which all such directors have agreed (in writing by mail, fax or electronic mail) not to convene, shall be as valid and effective for all purposes as if passed at a meeting of the Board duly convened and held.

Any such resolution may consist of several counterparts, each signed by one or more directors. Such resolution in writing shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

63.	While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman of the Board shall not have a casting vote, and such resolution shall be deemed rejected.

Alternate Director

64.	Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as his/her alternate and to terminate the appointment of such person. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director - taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman of the Board at least 48 hours before the opening of the first Board meeting to be attended by such alternate director.

Committees

65.	The Board may set up committees and appoint members to these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee.

66.	Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Records & Validity of Acts

67.	The resolutions of the Board shall be recorded in the Company's Minutes Book, as required under the Statutes, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

68.	All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

69.	The Board shall appoint at least one CEO, for such period and upon such terms as the Board deems fit.

70.	The CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, and shall be under the supervision of the Board. The CEO may delegate any of his powers to his subordinates, subject to the approval of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

71.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes. In the event an insurance policy covering the Office Holder's liability provides as well cover for the Company, the rights of the Officer Holder to receive the insurance proceeds shall take precedence over the right of the Company.

72.	Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

72.1.	A breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

72.2.	A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

72.3.	A monetary obligation imposed on him in favor of another person;

72.4.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Indemnity of Office Holders

73.	The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability or expense imposed on him in consequence of an act done in his capacity as an Office Holder in the Company, as follows:

73.1.	A monetary obligation imposed on him or incurred by him in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator's award;

73.2.	Reasonable legal fees, including attorney's fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the Office Holder or (ii) concluded with the imposition of a monetary payment on the Office Holder in lieu of criminal proceedings, but the criminal offense in question does not require the proof of criminal intent, all within the meaning of the Law or in connection with a financial sanction.

73.3.	Reasonable litigation costs, including attorney's fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

73.4.	Any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Advance Indemnity

74.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

74.1.	Matters as detailed in Article 72.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company's activities at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurement.

74.2.	Matters as detailed in Articles 72.2, 72.3 and 72.4.

             Retroactive Indemnity

75.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 72, subject to any applicable law.

Exculpation

76.	The Company may exempt an Office Holder in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exempt a director in advance from his liability toward the Company due to the breach of his duty of care in the event of a Distribution, as defined in the Statutes.

Insurance, Exculpation and Indemnity - General

77.	The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

78.	Articles 70 through 75 shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

79.	An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder's service with the Company.

APPOINTMENT OF AN AUDITOR

80.	Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed.

Subject to the Statutes, the terms of service of the Auditor for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the Auditor. The Board shall report the fees of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

81.	So long as the Company is a public company, the Board shall appoint an Internal Auditor pursuant to the recommendation of the Audit Committee.

82.	The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

83.	Notwithstanding the provisions of section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be an ordinary majority of the votes of the shareholders entitled to vote and voting themselves.

SIGNATORIES

84.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

85.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.

86.	The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials.

87.	For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

88.	The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company's capital, except as provided in the Law.

DONATIONS

89.	The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations for increasing the Company's profits.

NOTICES

90.	Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company's shares are listed.

In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any Shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

91.	Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

92.	Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

93.	The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.

APPENDIX B

Options Allocation Table

	Grantee Name	I.D. / Passport #	Number of Options Granted	Exercise Price	Vesting Commencement Date	Vesting Schedule
1.	Aviv Tzidon	054502422	37,500;	US$1	Date of AGM approval	1
2.	Avi Nachmias	053356721	37,500; 102 Capital Gain Route*	US$1	Date of AGM approval	1
3.	Avi Toledano	069909307	37,500; 102 Capital Gain Route*	US$1	Date of AGM approval	1
4.	Aviad Pundak Mintz	058876947	37,500; 102 Capital Gain Route*	US$1	Date of AGM approval	1
5.	Orit Stav	028483824	37,500; 102 Capital Gain Route*	US$1	Date of AGM approval	1
6.	Ilanit Zalmanovitch	024218273	37,500; 102 Capital Gain Route*	US$1	Date of AGM approval	1
7.	Dan Halutz	004792784	37,500; 102 Capital Gain Route*	US$1	Date of AGM approval	1
Total Number of Options Granted			262,500

1.	All Shares subject the Options shall vest in four annual installments as follows: 10,000 Options on each of the first, second and third anniversaries of the Vesting Commencement Date and 7,500 on the fourth anniversary of the Vesting Commencement Date, so that four (4) years following the Vesting Commencement Date, all Shares subject to the Options shall be fully vested and exercisable, subject to Grantee's continuing to be an a director of the Company or any affiliate thereof through such dates. Notwithstanding the above, the vesting of the Options shall accelerate so that all Shares subject to the Options shall be fully vested and exercisable immediately prior to the occurrence of a Corporate Transaction (as such term is defined in the Plan).

* The grant is subject to and contingent upon: (i) compliance with all the requirements of the Capital Gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version] 1961; and (ii) obtaining the approval of the Shareholders of the Company, where applicable. The grant date of the grants will be the later of the approval of the Shareholders of the Company or 30 days from the submission date of the Plan and related documents to the Israeli Tax Authorities.

APPENDIX C

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (this "Agreement") is made and entered into as of ________ __, 2016, by and between Eviation Ltd. of ______________, Israel (the "Company") and ________________________________________ ("Indemnitee").

WHEREAS, The Company desires to attract and retain qualified directors and to provide them with protection against liability and expenses incurred while acting in that capacity; and

WHEREAS, Indemnitee is a director or officer of the Company; and

WHEREAS, in order to ensure Indemnitee's continuing service in such capacity, the Company wishes to undertake to indemnify Indemnitee to the fullest extent permitted by the Israeli Companies Law 5759–1999 (the "Law") and the Company's Articles of Association (the "Articles"), pursuant to the terms hereof; and

NOW, THEREFORE, the parties agree as follows:

1.	Contractual Indemnity

The Company hereby agrees, subject to the limitations set forth in this Agreement, to indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense in respect of the following acts or omissions of Indemnitee in such person's capacity as a director or "Office Holders" (as defined in the Law) of the Company:

(i)	a financial obligation imposed on Indemnitee in favor of another person (other than the Company) by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)
reasonable litigation expenses, including attorneys' fees, expended by Indemnitee as a result of an investigation or proceeding instituted against him by a competent authority, which investigation or proceeding has not ended in a criminal charge or in a financial liability in lieu of a criminal proceeding, or has ended in a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases "proceeding that has not ended in a criminal charge" and "financial obligation in lieu of a criminal proceeding" shall have the meaning as defined in Section 260(a1) of the Law);

(iii)
reasonable litigation expenses, including attorneys' fees, expended by Indemnitee or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in any criminal proceeding of a crime which does not require proof of criminal intent in which the Indemnitee is convicted; and

(iv)	Any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an Office Holder of the Company.

(collectively, a "Claim").

(v)	a payment which the Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1(a) of the Securities Law, 5728-1968 (the “Securities Law”), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4, or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

For the purpose of this Agreement, the term “expenses” shall include, without limitation, reasonable attorneys’ fees and all other costs, expenses, fees, penalties, fines, judgments and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand.

All references in this Section 1 to the "Company" shall be deemed to refer to its subsidiaries

2.	Limitations on Contractual Indemnity

2.1.	The Company undertakes to indemnify Indemnitee in accordance with the terms of this Agreement up to a total amount US$ 1,000,000 in aggregate calculated with respect to each director and officer of the Company, under the circumstances of indemnification of Indemnitee as set forth in this Agreement. Such amount has been determined by the Board of Directors of the Company (the "Board") to be reasonable under the circumstances.

2.2.	Indemnitee shall not be entitled to indemnification pursuant hereto, for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines and amounts paid in settlement) which would (but for this Agreement) have been covered by, or which have been paid directly to Indemnitee by, an insurance carrier under a policy of directors' and officers' liability insurance main-tained by the Company or any affiliate thereof, other than for amounts, which are in excess of the amount paid to Indemnitee pursuant to such policy or agreement.

2.3.	Indemnitee shall not be entitled to indemnification under Section 1, for any financial obligation imposed arising out of any of the following:

(i)	a breach of fiduciary duty by Indemnitee, except, to the extent permitted by law, for a breach of the duty of fidelity by the Indemnitee to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company; or

(ii)	a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly (which shall not include mere negligence); or

(iii)	an act committed with the intention to realize a personal unlawful profit; or

(iv)	a fine or civil penalty imposed upon Indemnitee, except, to the extent permitted by law; and

(v)	a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than in specific cases in which the Board has approved, at its sole discretion, the initiation or bringing of such suit by Indemnitee.

3.	Limitation of Categories of Claims

The indemnification pursuant to Section 1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Board to be foreseeable at the date hereof:

3.1.	Actions taken in connection with the purchase or sale of any assets, in accordance with or in a manner which does not violate Section 3.5 below;

3.2.	Actions taken in connection with labor relations and/or employment matters in the Company and trade relations of the Company, including with employees, independent contractors, suppliers and various service providers, in accordance with or in a manner which does not violate Section 3.5 below;

3.3.	Actions taken in connection with the developing and testing of products by the Company, in accordance with or in a manner which does not violate Section 3.5 below;

3.4.	Actions taken with respect to governmental authorities, including municipal authorities, in accordance with or in a manner which does not violate Section 3.5 below;

3.5.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, that have been decided upon, whether such policies and procedures are published or not, or in accordance with resolutions of the board of directors or general meeting of the Company or instructions of management of the Company as appropriate in the circumstances.

3.6.	Actions taken in connection with or that result from or are connected or otherwise related to events or circumstances set forth in Schedule A hereto.

All references in this Section 3 to the "Company" shall be deemed to refer to its subsidiaries.

4.	Expenses; Indemnification Procedure

The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable (the "Time of Indebtedness"), and with respect to items mentioned in Section 1(ii) and 1(iii) above, even prior to a court decision, but has no duty to advance payments in less than thirty (30) days following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover litigation expenses in accordance with Section 1(ii) above will be repaid by Indemnitee to the Company if such investigation or proceeding has ended in a criminal charge or in a financial liability was imposed in lieu of a criminal proceeding for a crime which requires a finding of criminal intent, within thirty (30) days as of the court's decision. Advances given to cover litigation expenses in accordance with Section 1(iii) above will be repaid in full by Indemnitee to the Company, if Indemnitee is found guilty of a crime that requires proof of criminal intent, within thirty (30) days as of the court’s decision. Other advances will be repaid by Indemnitee to the Company if it is determined by a final judicial determination (as to which all rights of appeal have been exhausted or lapsed) that Indemnitee is not entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to Indemnitee any reasonable security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

5.	Notification and Defense of Claim

If any Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

5.1.	Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company will be entitled to parti-cipate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless:

(i)	the Company shall have authorized the employment of counsel by Indemnitee, where the Company has assumed the defense of such claim; or

(ii)	the Company shall not have assumed the defense of the Claim within a reasonable time.

(iii)	However, in no event will the Company be obligated to pay the fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substan-tially similar or related Claims in the same jurisdic-tion arising out of the same general allegations or circumstances.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in Indemnitee’s name or to agree to a plea-bargain in his name without his prior written consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without Indemnitee’s prior written consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee’s consent so long as such arrangement does not include any admission of an occurrence not fully indemnifiable pursuant to this Agreement and/or pursuant to law.

5.2.	The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent.

5.3.	As a condition for any indemnification, Indemnitee shall give the Company such information and cooperation as may be required by the Company.

5.4.	The undertaking of the Company set forth in Section 1 shall be limited to matters that result from or are connected or otherwise related to events or circumstances set forth in Schedule A hereto, which are deemed by the Board, based on the current activity of the Company, to be foreseeable as of the date hereof.

6.	Partial Indemnification

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually and reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount there-of, the Company shall neverthe-less indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

7.	Collection from a Third Party

The Company will be entitled to any amount collected from a third party in connection with a Claim or Claims actually indemnified hereunder by the Company.

8.	Severability

Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof.

9.	Termination of Services

For the avoidance of doubt, the Company will indemnify Indemnitee even if at the relevant Time of Indebtedness Indemnitee is no longer a director or officer of the Company, and provided that the obligations are in respect of actions taken by the Indemnitee while serving as, and in the capacity of, a director or officer of the Company. Indemnitee will promptly notify the Company in writing of the commencement of the Claim.

10.	Notice

All notices, requests, demands and other communi-cations under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third busi-ness day after the date postmarked.

11.	Entire Agreement; Amendments

This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject matter hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

12.	Binding Effect; No Assignment

This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee and his heirs and to the benefit of the Company, its successors and assigns. Indemnitee shall not assign or otherwise transfer his rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

13.	Governing Law; Jurisdiction

This Agreement shall be interpreted and enforced in accordance with the laws of the State of Israel, without regard to their rules of conflict of laws, and any dispute arising from or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

14.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

EVIATION LTD.

By: ___________________ Title: __________________	________ ________

Schedule A

All references in this schedule to the "Company" shall be deemed to refer to its subsidiaries:

1.          The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad and violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims and other claims relating to relationships with investors and the investment community;

2.          Occurrences in connection with investments the Company makes in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company as an Office Holder and/or board observer of the corporation which is the subject of the transaction and the like;

3.          The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company;

4.          Actions in connection with the merger of the Company with or into another entity including events in connection with change of ownership or in the structure of the Company, its reorganization or dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, change in capital;

5.          Actions in connection with the sale of the operations and/or business, or part thereof, of the Company;

6.

7.          Claims in connection with the Company’s or its subsidiaries’ liquidation;

8.          Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

9.          Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company, and any other transactions referred to in Section 270 of the Law;

10.        Actions taken in connection with labor relations and/or employment matters in the Company and trade relations of the Company, including with employees, independent contractors, customers, suppliers and various service providers;

11.        Actions in connection with the development or testing of products developed by the Company, whether performed by the Company or by third parties on behalf of the Company, and/or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims and/or in connection with the procedure of obtaining regulatory approvals regarding such products, whether in Israel or abroad;

12.        Actions taken in connection with the intellectual property of the Company, and its protection, including the registration or assertion of rights to intellectual property, claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws, and the defense of claims related to intellectual property, including any assertion that the Company's products infringe on the intellectual property rights or constitute a misappropriation of any third party's trade secrets;

13.        Actions taken pursuant to or in accordance with the policies and procedures of the Company (including tax policies and procedures), whether such policies and procedures are published or not;

14.          Approval of corporate actions, in good faith, including the approval of the acts of the Company's management, their guidance and their supervision;

15.          Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business;

16.          Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

17.          Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws;

18.          Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchase, holding or disposition of securities of the Company or any other investment activity involving or effected by such securities, including, for the removal of doubt, any offering of the Company's securities to private investors or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering, listing or offer or to the Company's status as a public company or as an issuer of securities;

19.          Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company;

20.          Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

21.          Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with, or any noncompliance, violation or failure to comply with, any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of the Company's businesses, assets or operations, or related to terms and conditions of any operating certificate or licensing agreement to which the Company is a party.

22.          Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.

23.          Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with or exposed to such products, for damages or losses related to such use or treatment;

24.          Actions taken in connection with the financial and tax reports of the Company, including the review and approval of the Company’s financial statements, and any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements;

25.          Claims in connection with anti-competitive laws and regulations and laws and regulation of commercial wrongdoing;

26.          Claims in connection with laws and regulations regarding invasion of privacy, including with respect to databases, and laws and regulations in regard of slander;

27.          All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise;

28.          Claims by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on their behalf;

29.          Any act (including substantial act), as such terms defined in the Law, of the company;

30.          Any action violating the Articles of Associations of the Company;

31.          Actions in connection with the negotiations, execution, delivery and performance of agreements on behalf of the Company, whether written or oral, as well as approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.